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                                  EXHIBIT 99.7

Contact Information:

Coffin Communications Group                 Diodes Incorporated
15300 Ventura Boulevard, Suite 303          3050 E. Hillcrest Drive
Sherman Oaks, CA  91403                     Westlake Village CA 91362
(818) 789-0100                              (805) 446-4800
Crocker Coulson, Account Executive          Carl Wertz, Chief Financial Officer
crocker.coulson@coffincg.com


FOR IMMEDIATE RELEASE

C.H. Chen Addresses Diodes Shareholders at Annual Meeting

-- Predicts record revenues and earnings for Q2 2000 --

Westlake Village, California - June 12, 2000 - Diodes Incorporated (Amex: DIO), a leading manufacturer and supplier of high-quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, held its annual meeting today in Agoura Hills, California. In an address to shareholders, recently appointed President and CEO C.H. Chen reaffirmed the Company's commitment to expanding its manufacturing capacity in mainland China, announced plans to implement a new ERP system, and predicted that the Company would achieve record revenues and earnings in the second quarter of 2000.

"This past year was marked by several important themes, including growing demand for our products in key markets, improved margins on those products, and continued expansion of our production capacity through significant investments in building a state-of-the-art factory in China," said Mr. Chen. "These factors produced record results for our Company in 1999. Revenues reached a record high of $79.3 million and increased 29% over 1998. Net income of $5.6 million, or $1.02 per share, was also a record and represented an increase of over 100% from $0.50 per share the previous year."

"This solid momentum continued in the first quarter of 2000, with revenues up 71% to $27.3 million, and net income up 349% to $3.1 million, or $0.51 per share. Both of these figures represent the highest quarterly results in our Company's history. I should also note that this was our 40th consecutive profitable quarter."

"We are pleased with the results thus far in the second quarter and are looking forward to reporting record revenues and earnings."

"Going forward, we see demand continuing to run strong for our high-quality discrete semiconductors. Our products can be found in everything from wireless applications, notebook computers, and PC's to automobiles and consumer and industrial electronics. Recently, we have concentrated on providing ever smaller, more energy efficient components demanded by the next generation of mobile devices."

"As a company, Diodes has one foot planted on each side of the Pacific, and we are well positioned to benefit from the resurgence of the Asian economies," Mr. Chen continued. "In this last quarter, sales in the Far East comprised about 45% and North America about 55%, as compared to 29% and 71% in 1998."

"Robust demand and improved product mix have also helped to improve our gross margins, which have increased to 30.8%, from 24.4% a year ago."

"An important contributing factor to these improved margins is the increased capacity of our production facilities in Mainland China. Employing the most advanced manufacturing techniques and drawing on a low-cost, highly

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qualified labor pool, these facilities are manufacturing discrete semiconductors at world class standards, as confirmed by our ISO-9000 and QS-9000 certifications."

"In April, we announced that we will be making an additional $9 million investment in expanding that capacity, on top of the $11 million investment announced in 1999. This latest expansion will increase our total investment in state-of-the-art equipment and facilities to nearly $40 million. Diodes-China will increase our capacity to produce next-generation, sub-miniature components that allow us to integrate multiple technologies in ever smaller packages. With capacity from our most recent expansion already sold out, and demand for these products continuing to escalate, we anticipate that these investments will produce significant returns for Diodes' shareholders in the future."

"While the outlook for market conditions remains very positive for the near and medium term, we are acutely aware that we operate in an extremely competitive industry that has in the past been subject to severe pricing pressures. Diodes' management is gratified that we have been able to remain profitable even during periods of difficult market conditions. And we will continue to pursue a strategy to maximize profitability through financial discipline, flexible production and pricing and the ability to rapidly adjust to changing market conditions."

"We are committed to maintaining our margins by providing added value to our customers. In the area of sales and marketing, we recently added several regional sales managers in the U.S. and in Asia, who will work with manufacturers and distributors to better understand our customers' needs. We also continue to expand our applications engineering resources. These engineers work to satisfy our customer's needs by creating custom solutions that design in our parts that optimize their products."

"Recently Diodes began to implement a state-of-the-art information system that will connect our sales representatives directly with the engineering, warehousing, manufacturing and supply chain. This Oracle based ERP system should create a fully integrated, global supply chain to deliver even better, faster service to our customers."

 "We believe that these steps will position Diodes to capitalize on growing demand for our products and to compete effectively in our key markets. As the global economies continue to converge and change more rapidly, the race will go to those companies that are lean, flexible and resolutely focused on the needs of their global customers. At Diodes we work every day to build just such a company," concluded Mr. Chen.

The Shareholders' Meeting of Diodes Incorporated elected eight members of the Board of Directors: C.H. Chen, Michael R. Giordano, David Lin, M.K. Lu, Shing Mao, Leonard M. Silverman, Raymond Soong, and John M. Stich.

The shareholders approved an amendment to Article Four of the Company's Certificate of Incorporation to increase its authorized shares of Common Stock from 9,000,000 to 30,000,000.

In addition, the shareholders ratified the appointment of Moss Adams LLP as the Company's independent certified public accountants for the year ending December 31, 2000.

About Diodes Incorporated

Diodes, Inc. (Amex: DIO) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the telecommunications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

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Recent news releases, annual reports, and SEC filings are available at the
Company's web site: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.